SECURI[redacted]ON

06051039

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18805

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/01/05 (MM/DD/YY) AND ENDING 8/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joe Jolly & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 North 20th Street, 2350 Wachovia Tower
(No. and Street)

Birmingham (City) Alabama (State) 35203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Pilleteri, Accountant (205) 252-2105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donaldson, Holman & West, P.C.
(Name – *if individual, state last, first, middle name*)

3500 Blue Lake Drive, Suite 325 (Address) Birmingham (City) Alabama (State) 35243 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe Jolly, Jr. , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Joe Jolly & Co., Inc. , as of August 31 , 20 06 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARY PUBLIC STATE OF ALABAMA AT LARGE
MY COMMISSION EXPIRES: Aug 12, 2007
BONDED THRU NOTARY PUBLIC UNDERWRITERS

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC

AUDITED STATEMENT OF FINANCIAL CONDITION

DATE—August 31, 2006

Joe Jolly & Company, Inc.
(Name of Respondent)

420 North 20th Street, 2350 Wachovia Tower, Birmingham, Alabama 35203
(Address of principal executive office)

Joe Jolly, Jr.
President
Joe Jolly & Company, Inc.
420 North 20th Street, 2350 SouthTrust Tower
Birmingham, Alabama 35203
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

AUDITED STATEMENT OF FINANCIAL CONDITION

JOE JOLLY & COMPANY, INC.

August 31, 2006

Contents

DH&W

Donaldson, Holman & West, P.C.

Certified Public Accountants • Business and Financial Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Joe Jolly & Company, Inc.
Birmingham, Alabama

We have audited the statement of financial condition of Joe Jolly & Company, Inc. as of August 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to in the first paragraph presents fairly, in all material respects, the financial position of Joe Jolly & Company, Inc. as of August 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Donaldson, Holman & West, PC

October 23, 2006

3500 Blue Lake Drive, Suite 325, Birmingham, Alabama 35243-1977
TEL 205/278-0001 • FAX 205/278-0003 • www.dhwcpa.com

JOE JOLLY & COMPANY, INC.

Audited Statement of Financial Condition
August 31, 2006

Assets

Cash and cash equivalents	$ 842,710
Receivables	
Brokers and dealers	114,700
Employee advances	38,600
Interest	80,922
Notes receivable—stockholder	1,000,000
Securities owned	4,964,409
Property and equipment, net of accumulated depreciation of $281,867	98,764
Deferred income taxes	32,939
Investments in oil and gas wells	25,000
Cash value of life insurance	97,200
Other assets	650
	$7,295,894

See accompanying notes to statement of financial condition.

JOE JOLLY & COMPANY, INC.

Audited Statement of Financial Condition
August 31, 2006

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable	$ 12,221
Accounts payable to customers	50
Accrued commission expense	68,000
Accrued expenses and other liabilities	252,269
Deferred income taxes	88,576
	421,116
Stockholder's equity	
Common stock, $100 par value; 250 shares authorized, 100 shares issued and outstanding	10,000
Retained earnings	6,864,778
	6,874,778
	$7,295,894

See accompanying notes to statement of financial condition.

JOE JOLLY & COMPANY, INC.

Notes to Statement of Financial Condition
August 31, 2006

Note 1—Summary of significant accounting policies

Nature of business

Joe Jolly & Company, Inc. (the "Company") is a registered broker-dealer. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practice within the brokerage industry. The Company reports the results of its operations and its financial condition using the accrual basis of accounting.

Revenue recognition

Security transactions and related gains, losses and expenses are recorded on a settlement date basis by the Company. To conform to accounting principles generally accepted in the United States of America the audited financial statement is adjusted to trade date accounting where appropriate.

Cash flows

The Company recognizes only operating accounts as cash for purposes of reporting cash flows.

Net cash flows from operating activities include tax payments of $17,240. There were no interest payments made in 2006.

Property and equipment

Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. Gains and losses on disposals are credited or charged to operations. Depreciation is provided principally using straight-line and accelerated methods over the estimated useful lives of the assets. Depreciation expense amounted to $21,631 in 2006. Property and equipment, net of accumulated depreciation, consist of the following at August 31, 2006:

Building	$ 52,048
Furniture and fixtures	162,351
Automotive	160,150
Leasehold improvements	6,082
Accumulated depreciation	(281,867)
	$ 98,764

JOE JOLLY & COMPANY, INC.

Notes to Statement of Financial Condition
August 31, 2006

Income taxes

Deferred income taxes result from timing differences in the recognition of income and expense for income tax reporting and for financial reporting purposes. These differences are primarily related to the inventory market value adjustments, investment in oil and gas well deferred expenses, and a state Net Operating Loss Carryforward that was completely used as of August 31, 2006. The deferred tax assets and liabilities represent the future tax consequences of these differences, which will be either deductible or taxable when the assets and liabilities are recovered or settled.

The provision for income taxes is as follows for the year ended August 31, 2006:

Current:	
Federal	$(27,897)
State	(1,101)
Deferred:	
Federal	30,430
State	3,842
Total provision for income taxes	$ 5,274

The difference between the provision for income taxes and the amount computed by applying the maximum statutory rates to income, before the provision for income taxes, is principally the effect of tax brackets, tax-exempt income, and non-deductible expenses.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Advertising costs

The Company expenses all advertising costs during the period in which they are incurred. During 2006, the Company charged $2,170 to advertising expense.

Note 2—Uninsured cash balances

The Company maintains its cash balances at a high credit quality financial institution. At various times throughout the year ended August 31, 2006, the Company had cash on deposit with the financial institution in excess of federal depository insurance limits. The Company has not experienced and does not anticipate any credit losses on these deposits.

JOE JOLLY & COMPANY, INC.

Notes to Statement of Financial Condition
August 31, 2006

Note 3—Brokers and dealers receivables

The receivables from brokers and dealers represent amounts due for security transactions occurring prior to August 31, 2006. These receivables amounted to $114,700 in 2006.

Note 4—Securities owned and investments in oil and gas wells

Dealer inventory and investment securities are carried at market value and consisted of the following at August 31, 2006.

	Market Value	Cost
State and municipal obligations	$ 2,765,861	$ 2,593,169
Federal obligataions	2,198,548	2,200,000
	$ 4,964,409	$ 4,793,169

Investments in oil and gas wells are carried at their estimated recoverable cost.

Note 5—Commitments

The Company leases various office facilities under operating leases expiring through November 2010. One lease agreement contains an escalation clause, which increases the base rental by the percentage change in the consumer price index annually.

Aggregate minimum future lease commitments are as follows:

Year ending August 31,	
2007	$ 56,837
2008	57,841
2009	55,864
2010	53,924
2011	13,750
	$ 238,216

Rental expense amounted to $51,757 in 2006.

Note 6—Profit sharing plan

The Company sponsors a noncontributory profit sharing plan that covers substantially all employees. Contributions to the plan are made at the sole discretion of the Company's Board of

JOE JOLLY & COMPANY, INC.

Notes to Statement of Financial Condition
August 31, 2006

Directors and are influenced by tax regulations. No contributions were made to the plan during 2006.

Note 7—Related party transactions

The Company entered into sales transactions with its principal stockholder during the current year. The stockholder purchased eight security issues from the Company for a total purchase price of $1,187,925. Such transactions were made in the ordinary course of business on substantially the same terms and conditions as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve any credit risk or present other unfavorable features.

The Company has a note receivable from its principal stockholder. A loan agreement was entered into on November 12, 2002 in which the stockholder agreed to pay the Company a principal sum of $1,000,000 with interest on the unpaid balance. Accrued interest only will be paid annually at a rate of 5 percent, beginning on August 31, 2003, and being due on August 31 of each subsequent year thereafter, with the entire principal balance, together with accrued interest thereon, due and payable in full on August 31, 2007. The note is secured by certain property owned by the stockholder.

Note receivable—stockholder	$1,000,000

In addition, the Company maintains a split-dollar insurance agreement with the principal stockholder. Under the terms of this agreement, the Company maintains a $200,000 insurance policy on the principal stockholder's life. Upon death of the principal stockholder, the Company is entitled to recover the greater of cash value or premiums paid.

Cash value of life insurance	$ 97,200

Note 8—Regulatory requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's (SEC) uniform net capital rule. The Company is prohibited from engaging in any securities transactions when its "net capital" is less than the greater of $100,000 or 6-2/3 percent of its "aggregate indebtedness." At August 31, 2006, the Company had net capital of $5,530,993 which was approximately $5,430,993 in excess of the minimum of net capital required.

Note 9—Annual audit report

The audited financial statement of Joe Jolly & Company, Inc., for the most recent audit period is available at the principal office of Joe Jolly & Company, Inc., and will be mailed upon written request pursuant to SEC Rule 17a-5.

DH&W

Donaldson, Holman & West, P.C.

Certified Public Accountants • Business and Financial Consultants

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Joe Jolly & Company, Inc.
Birmingham, Alabama

In planning and performing our audit of the financial statement of Joe Jolly & Company, Inc. (the "Company"), for the year ended August 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Joe Jolly & Company, Inc., that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11); and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might

3500 Blue Lake Drive, Suite 325, Birmingham, Alabama 35243-1977
TEL 205/278-0001 • FAX 205/278-0003 • www.dhwcpa.com

be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the SEC, the New York Stock Exchange, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Donaldson, Holman & West, PC

October 23, 2006